

AB 7/16

UNI[TED STATES]
SECURITIES AND [EXCHANGE COMMISSION]
Washington, D.C. 20549

12061888

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	February 28, 2010
Estimated average burden hours per response	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 68139

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 4/1/11 (MM/DD/YY) AND ENDING 3/31/12 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Rockfleet Financial Services Inc

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

(No. and Street)

(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

DeMarco Sciaccotta Wilkens & Dunleavy LLP
(Name – *if individual, state last, first, middle name*)

(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☐ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

Please update to EDGAR

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AB 7/16/12



UNI[...]
SECURITIES AND [...]
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	February 28, 2010
Estimated average burden hours per response......	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 68139

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 4/1/11 (MM/DD/YY) AND ENDING 3/31/12 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Rockfleet Financial Services Inc

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

(No. and Street)

(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

DeMarco Sciaccotta Wilkens & Dunleavy LLP

(Name – *if individual, state last, first, middle name*)

(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☐ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

ROCKFLEET FINANCIAL SERVICES, INC.

STATEMENT OF FINANCIAL CONDITION AND INDEPENDENT AUDITORS' REPORT

MARCH 31, 2012


DeMarco
Sciaccotta
Wilkens &
Dunleavy

INDEPENDENT AUDITORS' REPORT

Board of Directors
Rockfleet Financial Services, Inc.

We have audited the accompanying statement of financial condition of Rockfleet Financial Services, Inc. as of March 31, 2012 that you are filing pursuant to rule 17a-5 under the Securities and Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to attain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

The accompanying financial statements have been prepared assuming the Company will continue as a going concern. As discussed in Note 9 to the financial statements, the Company has incurred losses since inception. Management's plans in regard to the continuity of the Company are described in Note 9. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Rockfleet Financial Services, Inc. as of March 31, 2012, in conformity with accounting principles generally accepted in the United States of America.

DeMarco Sciaccotta Wilkens & Dunleavy LLP

Oak Brook, Illinois
May 29, 2012

1211 West 22nd Street, Suite 110 | Oak Brook, Illinois 60523 | Phone: 708.489.1680 Fax: 847.750.0490 | dscpagroup.com

ROCKFLEET FINANCIAL SERVICES, INC.

STATEMENT OF FINANCIAL CONDITION

MARCH 31, 2012

ASSETS

Cash and cash equivalents	$ 9,530
Receivable from broker/dealers	117,341
Office furniture and equipment at cost, net of $15,386 accumulated depreciation	10,329
Other assets	45,616
TOTAL ASSETS	$ 182,816

LIABILITIES AND SHAREHOLDERS' EQUITY

LIABILITIES	
Accounts payable and accrued expenses	$ 5,497
Subordinated liabilities	120,000
Total Liabilities	$ 125,497
SHAREHOLDERS' EQUITY	
Common stock no par value; authorized 10,000 shares; issued and outstanding 1,474 shares	$ 1,473,268
Retained earnings (deficit)	(1,415,949)
Total Shareholders' Equity	$ 57,319
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$ 182,816

The accompanying notes are an integral part of this financial statement.

ROCKFLEET FINANCIAL SERVICES, INC.

NOTES TO STATEMENT OF FINANCIAL CONDITION

FIFTEEN MONTHS ENDED MARCH 31, 2012

NOTE 1 - SIGNIFICANT ACCOUNTING POLICIES

Organization - Rockfleet Financial Services, Inc. (the "Company") was incorporated in the state of Delaware on December 11, 2008. The Company is registered with the Securities and Exchange Commission and is a member of the Financial Industry Regulatory Authority (FINRA). The Company's principal business activity is the sale of securities. Operations began in March 2010.

Securities Transactions - Commission revenue and related expense arising from securities transactions are recorded on a trade date basis, which is the same business day as the transaction date.

Concentrations of Credit Risk - The Company is engaged in various trading and brokerage activities in which the counterparties primarily include broker/dealers, banks, municipalities, other financial institutions and the Company's own customers. In the event the counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

Cash Equivalents - For purposes of the Statement of Cash Flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than three months that are not held for sale in the ordinary course of business.

In addition, most of the Company's cash is on deposit at one financial institution and the balance at times may exceed the federally insured limit. The Company believes it is not exposed to any significant credit risk to cash.

Depreciation - Depreciation of furniture and equipment was provided for using the straight-line method over five years.

Stock Compensation - The Company recognizes compensation expense for stock awards granted in accordance with FASB ASC 718, Stock Compensation.

ROCKFLEET FINANCIAL SERVICES, INC.

NOTES TO STATEMENT OF FINANCIAL CONDITION

FIFTEEN MONTHS ENDED MARCH 31, 2012

NOTE 1 - SIGNIFICANT ACCOUNTING POLICIES - *(Continued)*

Rent Expense - The Company recognizes nonlevel rent payments using the straight-line method over the term of the lease in accordance with FASB ASC 840, Leases.

Subsequent Events - The Company evaluated all significant events or transactions that occurred through the audit report date, the date these financial statements were available to be issued.

Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 2 - FAIR VALUE MEASUREMENT

FASB ASC 820 defines fair value, creates a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

- Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.

NOTE 2 - FAIR VALUE MEASUREMENT - *(Continued)*

- Level 2 inputs are inputs (other than quoted prices included within level 1) that are observable for the asset or liability, either directly or indirectly.
- Level 3 inputs are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. *(The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data.)*

Level 1 inputs have been applied to value cash and cash equivalents and certain amounts included in receivable from broker/dealers on the statement of financial condition.

No valuation techniques have been applied to all other assets and liabilities included in the statement of financial condition. Due to the nature of these items, all have been recorded at their historical values.

NOTE 3 - CLEARING AGREEMENT WITH OFF-BALANCE-SHEET RISK

Clearing Agreement - To facilitate securities transactions on behalf of its customers, the Company, in January 2010, entered into an agreement with another broker/dealer (Clearing Broker/dealer) whereby the Company forwards (introduces) securities transactions to the Clearing Broker/dealer, fully disclosing the customer name and other information. The processing and, if applicable, any financing pertaining to the introduced transactions are performed by the Clearing Broker/dealer. The customer account is therefore maintained and recorded in the books and records of the Clearing Broker/dealer on the Company's behalf.

NOTE 3 - CLEARING AGREEMENT WITH OFF-BALANCE-SHEET RISK - *(Continued)*

The Company is held responsible for any losses arising when the customers introduced by the Company to the Clearing Broker/dealer fail to meet their contractual commitments pertaining to the purchase, sale and possible financing of securities transactions. The Company may therefore be exposed to off-balance-sheet risk in the event the customer is unable to fulfill its contracted obligations and it is necessary for the Clearing Broker/dealer to purchase or sell the securities at a loss. The Company's exposure to risk would consist of the amount of the loss realized and any additional expenses incurred pertaining to the transaction or other customer activity.

The initial term of the aforementioned clearing agreement is five years with penalties to be assessed should the Company terminate the agreement prior to the end of the initial term. The penalties are based upon the remaining minimum monthly payments to be made by the Company until the end of the initial term. Minimum clearing charges pursuant to the terms of the agreement are $10,000 per month. The Company is also required to maintain a $50,000 deposit with the Clearing Broker/dealer to assure the Company's performance under this agreement. This amount is included with "Receivable from broker/dealers" on the statement of financial condition. In addition, the Company is restricted from entering into similar agreements with other broker/dealers except under certain circumstances. After the end of the initial term, either party may terminate the agreement with 90 days prior notification.

The Company is currently negotiating an amendment to their clearing agreement whereby the Clearing Broker/dealer will waive the minimum clearing charges from January 1, 2012 through September 1, 2012 and increase the required deposit to $150,000.

NOTE 4 - LEASE COMMITMENTS

Occupancy - The Company is party to one noncancellable lease agreement for office space that expires on February 28, 2013. The total expenditures for office space for the fifteen months ended March 31, 2012 were $102,418. This amount includes additional charges pursuant to the lease agreement.

Future minimum lease payments for this lease for the year ended March 31, 2013, exclusive of additional payments which may be required, are $92,247.

NOTE 5 - NET CAPITAL REQUIREMENTS

As a registered broker/dealer and member of the Financial Industry Regulatory Authority the Company is subject to the Uniform Net Capital Rule (rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregated indebtedness to net capital, both as defined, shall not exceed 1500%. At March 31, 2012, the Company's net capital and required net capital were $121,228 and $100,000 respectively. The ratio of aggregate indebtedness to net capital was 1%.

NOTE 6 - LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

The borrowings under subordination agreements at March 31, 2012, are as listed below. The subordinated lenders are shareholders of the Company.

Subordinated Loans		
6.25%	Due April 11, 2013	$ 65,000
6.25%	Due June 11, 2013	55,000
Total Subordinated Liabilities		$ 120,000

The subordinated borrowings are covered by agreements approved by FINRA and are thus available in computing net capital under the Securities and Exchange Commission's Uniform Net Capital Rule. To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid.

NOTE 7 - INCOME TAXES

The Company accounts for any potential interest or penalties related to possible future liabilities for unrecognized income tax benefits as interest/other expense. The Company is no longer subject to examination by tax authorities for federal, state or local income taxes for periods before 2008.

NOTE 8 - RELATED PARTY

During the year ended March 31, 2012, the Company compensated two of its officers with 560 shares of common stock in lieu of cash compensation.

NOTE 9 - MANAGEMENT PLANS

These financial statements have been prepared assuming the Company will continue as a going concern. Although the Company incurred significant losses for the fifteen months ended March 31, 2012 and year ended March 31, 2011, management believes it has taken the necessary steps it believes will significantly reduce costs, increase revenues and, as a result, significantly reduce the operating losses and potentially return to profitability.

Management believes the overall municipal insurance industry in 2012 will increase approximately 40% compared to 2011. This overall growth in the industry will lead to new revenues for the Company. Additionally, the Company's CEO is dually registered with another broker/dealer that will enable the Company to service an expanded base of retail accounts

Lastly, management has reduced various fixed expenses, including Bloomberg fees, clearing fees and rent, which management believes will save the Company approximately $206,000 for the year ending March 31, 2013.